Vantiv, Inc.
November 23, 2016
VIA EDGAR TRANSMISSION
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-3561
Attention: Jennifer Thompson

Re:	Vantiv, Inc. Form 10-K for the Fiscal Year Ended December 31, 2015 Response Dated October 12, 2016
Dear Ms. Thompson:
This letter is in response to the Securities and Exchange Commission’s (the “Commission”) letter dated November 9, 2016 concerning Vantiv, Inc.’s (the “Company”) Form 10-K for the year ended December 31, 2015. Although the Commission’s letter requested a response within 10 business days, the Company respectfully requests an extension of time to respond to the letter. The Company intends to provide a response by December 9, 2016.
Should you have any questions, please contact the undersigned at (513) 900-5401.
Sincerely yours,

/s/ Christopher Thompson
Christopher Thompson
SVP, Controller and Chief Accounting Officer

cc:	Nelson F. Greene, Esq., Chief Legal and Corporate Services Officer, Vantiv, Inc.
Stephanie L. Ferris, Chief Financial Officer, Vantiv, Inc.